Exhibit 99.1

119335

PRESS RELEASE

AEGON OFFERS USD 500 MILLION 5.75% BONDS

The Hague, December 6, 2005 – AEGON Funding Corp., a US-based company, will issue bonds of nominal USD 500 million due December 15, 2020. The coupon of the bond is 5.75% and the issue price is 99.91%. The bond carries a full guarantee from AEGON N.V. in the Netherlands. The net proceeds will be used for general corporate purposes. The senior notes will be issued under AEGON’s existing shelf registration statement in the United States. The offering is expected to close on December 12, 2005.

Banc of America Securities LLC, Barclays Capital and Deutsche Bank Securities are joint book-running managers on the transaction. Copies of a prospectus relating to this offering may be obtained from Bank of America, Prospectus Department, 100 W 33rd Street, 3rd Floor, New York, NY 10001 (telephone +1 800 294 1322; dg.prospectus_distribution@bofasecurities.com).

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com